GH CAPITAL, INC.

September 18, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE: GH Capital Inc.

Form 8-K

Filed August 21, 2019

File No. 000-55798

Ladies and Gentlemen:

I am writing on behalf of GH Capital, Inc. (the “Company”), regarding correspondence sent by the Securities and Exchange Commission (the “Commission”) on September 9, 2019 referring to the Form 8-K filed by the Company by the Company on August 21, 2019.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 3. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Form 8-K filed August 21, 2019

General

1.	Please revise your current report on Form 8-K to provide the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K.

Item 2.01(f) of Form 8-K requires that if an issuer is, immediately prior to the transaction reported on the Form 8-K, a shell company as defined under Rule 12b-2 of the Exchange Act, the issuer must supply information that would be required if the issuer were filing a general form for registration of securities on Form 10. This is generally referred to as “Form 10 Information.” Rule 12b-2 of the Exchange Act defines a “shell company” as:

a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB

(§ 229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

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The definition of a “shell company”, in essence, defines an issuer that has no purpose. Unfortunately, the definition is intentionally vague given that each issuer may have different levels of asset requirements and operations. An oil and gas issuer would have much different asset profile than a web design issuer. The Commission has determined that the key determinate is the combination of a lack of operations and lack of real assets. A Company having both nominal operations and nominal assets (generally excluding cash and cash equivalents) is deemed a “shell company.”

In the present case, the Company is a consultancy that provides services related to helping company’s “go public” and access capital markets in the United States. As a consultancy, the asset profile of the Company is limited and consists of cash and cash equivalents. There is no need for greater assets for the Company at this time in order to operate. However, the Company does operate a business. Prior to exchanging the IPO services business to Wolfgang Ruecker as described in the Form 8-K filed on August 30, 2019, the Company had five clients who are all in various stages of developing their “going public” strategy. These clients have paid fees due under valid consulting contracts, providing the Company with revenues. Revenues, although not part of the definition of a “shell company” are a key indication of actual operations. For the three months ended June 30, 2019, the Company recorded 89,600 in revenues from consulting as reported on Form 10-Q, filed on August 14, 2019. Moreover, the Company’s team worked on a weekly basis with the principals and representatives of its clients to build strategies around capital structures, securities compliance, potential merger candidates, third party service provider referrals, and general management of the “going public” process. The Company very much had greater than “nominal operations”.

As the Company does not believe it meets the definition of a “shell company” as defined by Rule 12b-2 of the Exchange Act, the Company is not required to provide Form 10 Information as required by Item 2.01(f).

Accordingly, the financial information required under Item 9.01, generally, will be filed by the Company, by amendment to the Form 8-K, no less than 71 calendar days after the initial filing of the Form 8-K pursuant to Item 9.01(a)(4) as the Company is not subject to the requirements of Item 9.01(c).

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ William Bollander

William Bollander, CEO

GH Capital, Inc.

cc: William R. Eilers, Esq.

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